UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 8, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1920406
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares, Series 327 Class A Ordinary Shares, Series 330 Class A Ordinary Shares, Series 332 Class A Ordinary Shares, Series 334 Class A Ordinary Shares, Series 337 Class A Ordinary Shares, Series 349 Class A Ordinary Shares, Series 352 Class A Ordinary Shares, Series 355 Class A Ordinary Shares, Series 358 Class A Ordinary Shares, Series 369 Class A Ordinary Shares, Series 371 Class A Ordinary Shares, Series 373 Class A Ordinary Shares, Series 375 Class A Ordinary Shares, Series 384 Class A Ordinary Shares, Series 388 Class A Ordinary Shares, Series 390 Class A Ordinary Shares, Series 398 Class A Ordinary Shares, Series 400 Class A Ordinary Shares, Series 413 Class A Ordinary Shares, Series 414 Class A Ordinary Shares, Series 431 Class A Ordinary Shares, Series 432 Class A Ordinary Shares, Series 436 Class A Ordinary Shares, Series 447 Class A Ordinary Shares, Series 462 Class A Ordinary Shares, Series 464 Class A Ordinary Shares, Series 466 Class A Ordinary Shares, Series 468 Class A Ordinary Shares, Series 471 Class A Ordinary Shares, Series 474 Class A Ordinary Shares, Series 482 Class A Ordinary Shares, Series 484 Class A Ordinary Shares, Series 487 Class A Ordinary Shares, Series 490 Class A Ordinary Shares, Series 492 Class A Ordinary Shares, Series 493 Class A Ordinary Shares, Series 494 Class A Ordinary Shares, Series 511 Class A Ordinary Shares, Series 518 Class A Ordinary Shares, Series 519 Class A Ordinary Shares, Series 526 Class A Ordinary Shares, Series 529 Class A Ordinary Shares, Series 531 Class A Ordinary Shares, Series 532 Class A Ordinary Shares, Series 535 Class A Ordinary Shares, Series 538 Class A Ordinary Shares, Series 539 Class A Ordinary Shares, Series 540 Class A Ordinary Shares, Series 542 Class A Ordinary Shares, Series 543 Class A Ordinary Shares, Series 544 Class A Ordinary Shares, Series 545 Class A Ordinary Shares, Series 546 Class A Ordinary Shares, Series 550 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

The Class A shares of each series of Masterworks Vault 3, LLC (the “Company”) that have been outstanding for 90 days (the “Shares”) are currently eligible to trade on the “PPEX ATS”, an alternative trading system registered with the U.S. Securities and Exchange Commission and operated by North Capital Private Securities Corporation (“North Capital”).

On June 17, 2026, Masterworks delivered written notice to North Capital terminating the agreements pursuant to which secondary trading in the Shares is facilitated on the PPEX ATS, effective on or about December 14, 2026 (the “ATS Termination Date”).

Following the ATS Termination Date, the Shares will no longer be available for trading on the PPEX ATS, and holders will not be able to buy or sell Shares through that venue. The Company currently intends to arrange for an alternative means of secondary liquidity for holders of the Shares following the ATS Termination Date, which may take the form of a bulletin board, a matching service, or another trading or liquidity mechanism.

However, no assurance can be given that the Company will implement any such alternative, that any such alternative will be available on or after the ATS Termination Date, or that any such alternative, if implemented, will provide liquidity comparable to that historically available through the PPEX ATS, or any liquidity at all.

There is no established public trading market for the Shares, and the Shares are illiquid. Following the ATS Termination Date, holders may be unable to sell their Shares at the time they wish to do so, at a price they consider acceptable, or at all, and should be prepared to hold their Shares for an indefinite period. The Company will provide additional information regarding any alternative liquidity arrangements as and when such information becomes available.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 3, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: July 8, 2026